File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)





August 11, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E., Mail Stop 3628
Washington, DC 20549
Phone: 202 551 3450

Re: Diamyd Medical AB
File No. 82-34956
Documents Furnished Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

We hereby submit, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as Amended, the enclosed press releases of Diamyd Medical AB:

Press Release dated as of August 11, 2008: "**Diamy® prevents insulin treatment in LADA patients**"

Press Release dated as of July 1, 2008: **"3rd Quarterly Report for Diamyd Medical AB (publ), Fiscal Year 2007/2008"**

Press Release dated as of July 1, 2008: **"Successful quarter for Diamyd"**

Kindly acknowledge receipt of the enclosed material by stamping the copy of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

Darren Wolfe

Enclosure
cc: Natalie Jelveh

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)



Press Release August 11th, 2008

Diamyd® prevents insulin treatment in LADA patients

Diamyd Medical announces today that Diamyd® vaccination, still after five years, significantly lowers the risk that LADA patients (Latent Autoimmune Diabetes in Adult) need insulin treatment. No treatment related serious adverse events were seen in the study, further strengthening the safety profile of Diamyd®.

The study results will be presented at the European Association for the Study of Diabetes (EASD) Annual Meeting in Rome, September 7-10 by the Principal Investigator for the study, Professor **Carl-David Agardh**, University Hospital Malmö, Sweden, with colleagues.

"We saw a steep improvement in beta cell function already at six months after vaccination in patients treated with 20 µg of Diamyd®", says Professor Agardh. "This improvement was largely maintained over the five years of the study."

About 10 percent of all diabetes patients have LADA. This patient group normally requires insulin treatment within a few years after diagnosis.

"This is the first time that it is shown in man, that an autoimmune disease can be neutralized long term by the same autoantigen that drives the disease", says Professor **Åke Lernmark**, University of Lund, co-investigator in the study.

"The fact that the Diamyd® vaccine shows significant positive long term effect in LADA patients is a first step towards prevention of autoimmune diabetes", says **Elisabeth Lindner**, President and CEO of Diamyd Medical. "We have now fully positioned our vaccine into two separate products; one for type1diabetes and a separate product for LADA. This is a large step towards building a pharmaceutical company within diabetes".

For more information, please contact:
Elisabeth Lindner, President and CEO Diamyd Medical AB (publ.), elisabeth.lindner@diamyd.com
Phone: +46-8-661 0026

For pictures and press material, please contact:
Sonja Catani, Chief Communications Officer Diamyd Medical AB, sonja.catani@diamyd.com
Phone: +46-8-661 00 26

This information is disclosed in accordance with the Securities Markets Act, the Financial Instruments Trading Act or demands made in the exchange rules.

Diamyd Medical is a Swedish biopharmaceutical company focusing on development of pharmaceuticals for treatment of autoimmune diabetes and its complications. The company's most advanced project is the GAD-based drug Diamyd® for type 1 diabetes and for which Phase III trials have been initiated in both the US and Europe. Furthermore the company has initiated clinical studies within chronic pain, using its Nerve Targeting Drug Delivery System (NTDDS). The company has also out-licensed the use of GAD for the treatment of Parkinson's disease.

Diamyd Medical has offices in Sweden and in the US. The share is quoted on the OMX Stockholm Nordic Exchange (ticker: DIAM B) and on OTCQX in the US (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available on the company's web site: www.diamyd.com

Diamyd Medical AB (publ.)

Linnégatan 89 B, SE-115 23 Stockholm, Sverige. Tel: +46 8 661 00 26, Fax: +46 8 661 63 68

E-post: info@diamyd.com. VATno: SE556530-142001.



Press Release July 1st, 2008

Successful quarter for Diamyd

Elisabeth Lindner, President and CEO of Diamyd Medical, communicates in the CEO overview in the quarterly report published today, that the last quarter has been both successful and of vital importance to the development of the company.

Phase III studies have been approved and initiated in Sweden and the US, and approvals are expected from a number of European countries in August and September. Inclusion of patients is ongoing in Sweden and ethics approvals for participating US sites have started to come in.

A successful direct placement was accomplished and warrants have been listed for trading.

To date, all pursued and planned clinical trials with Diamyd® concern patients diagnosed with type 1 diabetes or LADA. The Chairman of **TrialNet**, Professor **Jay Skyler**, communicated during the ADA conference in San Fransisco on 9th of June, that in addition to the planned intervention study with 126 patients, a prevention study with Diamyd® in healthy individuals at risk to develop type 1 diabetes is planned.

- Diamyd Medical has experienced a fantastic quarter, says President and CEO **Elisabeth Lindner**. We have, as a fairly small research company, in a very short period of time, succeeded to move our Phase III studies into a phase where we are actively including patients. Furthermore, there is interest from TrialNet to study whether Diamyd® can *prevent* type 1 diabetes. Should Diamyd® not only improve the situation for children, that already have diabetes, but also prevent the disease, this would be a dramatic break-through. Finally, our financial position is strengthened after a fully subscribed direct issue of new shares. It is with great pleasure that I am publishing this quarterly report, concludes President and CEO Elisabeth Lindner.

For more information, please contact:
Elisabeth Lindner, President and CEO Diamyd Medical AB (publ.), elisabeth.lindner@diamyd.com
Phone: +46-8-661 0026

For pictures and press material, please contact:
Sonja Catani, Chief Communications Officer Diamyd Medical AB, sonja.catani@diamyd.com
Phone: +46-8-661 00 26

This information is disclosed in accordance with the Securities Markets Act, the Financial Instruments Trading Act or demands made in the exchange rules.

Diamyd Medical is a Swedish biopharmaceutical company focusing on development of pharmaceuticals for treatment of autoimmune diabetes and its complications. The company's most advanced project is the GAD-based drug Diamyd® for type 1 diabetes and for which Phase III trials have been initiated in both the US and Europe. Furthermore the company has initiated clinical studies within chronic pain, using its Nerve Targeting Drug Delivery System (NTDDS). The company has also out-licensed the use of GAD for the treatment of Parkinson's disease.

Diamyd Medical has offices in Sweden and in the US. The share is quoted on the OMX Stockholm Nordic Exchange (ticker: DIAM B) and on OTCQX in the US (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available on the company's web site: www.diamyd.com

Diamyd Medical AB (publ.)
Linnégatan 89 B, SE-115 23 Stockholm, Sverige. Tel: +46 8 661 00 26, Fax: +46 8 661 63 68
E-post: info@diamyd.com. VATno: SE556530-142001.

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD
MEDICAL

Quarterly report Stockholm July 1, 2008

3rd Quarterly Report for Diamyd Medical AB (publ), Fiscal Year 2007/2008
www.omxgroup.com ticker: DIAM B; www.otcqx.com ticker: DMYDY)

July 1 - May 31, 2008

- Financial position strengthened as fully subscribed direct placement brings in MSEK 72.3 before issue expenses combined with warrants for an additional MSEK 99.1, *if fully exercised.*
- Phase III studies with type 1 diabetes patients approved and initiated in Europe and the US.
- Warrants are listed for trading at First North, after the reporting period.
- Great interest in Diamyd at the American Diabetes Association (ADA) Conference in San Francisco (after reporting period).
- Third quarter net sales amounted to kSEK 128 compared to kSEK 241 for the same period last year.
- Third quarter net loss was MSEK -10.0 compared to MSEK -13.7 for the same period last year.
- Liquid assets amounted to MSEK 96.1 as of May 31, 2008, compared to MSEK 21.8 as of May 31, 2007.
- Result per share after dilution was SEK -1.0 compared to SEK -1.4 for the same period last year.

CEO OVERVIEW

In the month of March, the US Food and Drug Administration (FDA) and the Swedish Medical Products Agency (MPA) approved our Phase III studies with Diamyd® for treating type 1 diabetes. We see this as proof that the manufacturing process and previous clinical studies with Diamyd® are solid and that the governing agencies believe our Phase III studies has the potential to succeed.

At this time, patient enrollment for the Phase III Diamyd® study in Sweden is ongoing. We are also expecting approval in additional European countries in August and September. First US institutional ethics committee approvals have been received.

I cannot help but emphasize how extremely fast this big project has moved forward. Our goal is for the last patient to be included before mid-2009 so we can report the results in the fall of 2010. We are working with many clinics in parallel to minimize the recruitment period.

Since we are now in Phase III, we also re-evaluated our business model during the spring. It is no longer apparent that we should accomplish a global partnership agreement with a big pharma company for Diamyd® for type 1 diabetes, since we have already assumed the majority of development costs. Our current strategy, as previously communicated, is rather to retain certain markets that are important to us and out-license other markets. Type 1 diabetes is a niche indication with medical specialists as customers who can be reached with a highly limited marketing organization. We are gradually building a pharma company in the area of diabetes.

In June, we were represented at the ADA Conference in San Francisco, the world's largest diabetes conference. There was significant interest in Diamyd® and an additional 20 or so clinics requested information to participate in our US study. Diamyd® was named in numerous scientific presentations in the conference. As an example, the Chair of TrialNet, a diabetes organization sponsored by the US National Institutes of Health, confirmed during a presentation that in addition to the type 1 diabetes therapeutic clinical trial we have announced earlier ; they also intend to initiate a study which purpose will be to prevent type 1 diabetes using Diamyd®. Such a study would be of great value to Diamyd Medical and would bring Diamyd Medical yet another large step closer to our ultimate goal of curing type 1 diabetes.

On April 18, our direct placement was fully subscribed, and we can note that 50% of the investors, who heard our presentation, chose to invest in Diamyd Medical.

We have made great progress this spring. We are incredibly proud and very happy about the continued confidence of our shareholders and we would also like to take this opportunity to welcome our new shareholders to Diamyd Medical.

Elisabeth Lindner, President and CEO Diamyd Medical

OTHER SIGNIFICANT EVENTS DURING THE PERIOD

Extra Shareholders' Meeting – At the extra shareholders' meeting of March 10, 2008, in Stockholm, the following was decided: The board was authorized to, on one or more occasions before the next Annual General Meeting and with or without divergence from shareholders' preferential rights, declare a new share issue of up to 91,000 B shares and warrants for the right to subscribe for up to 991,000 B shares.

A direct placement of 991,000 B shares at a price of SEK 73 per share to a limited circle of investors was executed. The issue brought in MSEK 72.3 before issue expenses. Each share issued and paid for gave the buyer a warrant, which entitles the holder to subscribe to one share at a price of SEK 100 in April 2009. If the issued warrants are fully subscribed, Diamyd Medical will procure an additional SEK 99.1 million.

Phase III studies are initiated with Diamyd® in Europe and the US after approval from the Swedish MPA and US FDA.

The first Investigator's meeting with diabetes teams from more than 20 Swedish pediatric clinics was held in Linköping, Sweden, on April 4, 2008, under the leadership of Professor Johnny Ludvigsson, the Principal Investigator for the European Phase III study. Initiation of the Phase III study in the US continues as planned with Professor Jerry Palmer as Lead Investigator.

OTHER SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

The warrants accompanying each newly issued share from the direct placement were listed for trading on the marketplace First North as of June 10, 2008.

Mangold Fondkommission AB has taken over the role of liquidity provider for Diamyd Medical's B share and the warrant as of June 10, 2008.

BUSINESS OVERVIEW

Diamyd Medical is a biopharmaceutical diabetes company that currently develops therapies from two independent technical platforms in the areas of diabetes and diabetes-related complications. One of the platforms originates from the GAD65 molecule and is the basis for Diamyd®, a therapeutic vaccine. The other platform originates from a gene therapy system for administering proteins to nerve cells (NTDDS) to treat diabetes-related complications.

DIAMYD PRODUCTS	
DIABETES	DIABETES RELATED COMPLICATIONS
DIAMYD® TYPE 1	NTDDS - NP2
DIAMYD® LADA	NTDDS - DG2

Business model

Diamyd Medical's business model leverages a focused in-house team with highly qualified and expert outsourcing to contract laboratories. This model efficiently manages costs through resource flexibility while ensuring delivery of quality results as the Company's projects move forward.


DIAMYD MEDICAL AB (PUBL.)
BOARD
CEO AND PRESIDENT
ELISABETH LINDNER M.Sc., MBA
ECONOMY & FINANCE
INFORMATION & MARKETING
SCIENTIFIC ADVISORY BOARD
LEGAL
PRE-CLINICAL
CLINICAL
PRODUCTION
BUSINESS DEVELOPMENT

Diamyd® Clinical Trials: Type 1 Diabetes

Two parallel studies with the therapeutic vaccine Diamyd® have been initiated in the US and Europe. Both studies are randomized, double blind, and placebo controlled. Just over 300 recent onset young type 1 diabetes patients will be included in each study. Each study will include three treatment arms and a third of the patients will be treated with two injections of Diamyd® 20µg (days 1 and 30), one-third will be treated with four injections of Diamyd® 20µg (days 1, 30, 90, and 270), and one-third will receive placebo. The results from each study will be analyzed 15 months after all patients received their first injection. If the studies have a positive result, they can be used for market registration.

The Company has announced positive results from a completed 30-month randomized, double-blind, placebo-controlled Phase II trial in 70 children and adolescents with type 1 diabetes. Significant long-term efficacy was demonstrated in preserving beta cell function, i.e. endogenous insulin producing capacity. The treatment was well received by patients, their doctors and family members. In addition, the results strongly support the safety of the drug. No serious adverse events related to Diamyd® treatment have been reported in the study.

Diamyd® Clinical Trials: Autoimmune Type 1.5 Diabetes (LADA)

Five year follow up results from a Phase IIa trial in 47 LADA patients are expected in September 2008. Previously it was reported that the most efficacious dose (20µg) significantly improved both meal-stimulated C-peptide levels and HbA1c at two years after treatment with Diamyd®.

No serious adverse events related to Diamyd® treatment have been reported in any study.
Diamyd® LADA will be differentiated as a separate product.


Q3
07/08



Press Release August 11th, 2008

Diamyd® prevents insulin treatment in LADA patients

Diamyd Medical announces today that Diamyd® vaccination, still after five years, significantly lowers the risk that LADA patients (Latent Autoimmune Diabetes in Adult) need insulin treatment. No treatment related serious adverse events were seen in the study, further strengthening the safety profile of Diamyd®.

The study results will be presented at the European Association for the Study of Diabetes (EASD) Annual Meeting in Rome, September 7-10 by the Principal Investigator for the study, Professor **Carl-David Agardh**, University Hospital Malmö, Sweden, with colleagues.

"We saw a steep improvement in beta cell function already at six months after vaccination in patients treated with 20 µg of Diamyd®", says Professor Agardh. "This improvement was largely maintained over the five years of the study."

About 10 percent of all diabetes patients have LADA. This patient group normally requires insulin treatment within a few years after diagnosis.

"This is the first time that it is shown in man, that an autoimmune disease can be neutralized long term by the same autoantigen that drives the disease", says Professor **Åke Lernmark**, University of Lund, co-investigator in the study.

"The fact that the Diamyd® vaccine shows significant positive long term effect in LADA patients is a first step towards prevention of autoimmune diabetes", says **Elisabeth Lindner**, President and CEO of Diamyd Medical. "We have now fully positioned our vaccine into two separate products; one for type1diabetes and a separate product for LADA. This is a large step towards building a pharmaceutical company within diabetes".

For more information, please contact:
Elisabeth Lindner, President and CEO Diamyd Medical AB (publ.), elisabeth.lindner@diamyd.com
Phone: +46-8-661 0026

For pictures and press material, please contact:
Sonja Catani, Chief Communications Officer Diamyd Medical AB, sonja.catani@diamyd.com
Phone: +46-8-661 00 26

Diamyd Medical is a Swedish biopharmaceutical company focusing on development of pharmaceuticals for treatment of autoimmune diabetes and its complications. The company's most advanced project is the GAD-based drug Diamyd® for type 1 diabetes and for which Phase III trials have been initiated in both the US and Europe. Furthermore the company has initiated clinical studies within chronic pain, using its Nerve Targeting Drug Delivery System (NTDDS). The company has also out-licensed the use of GAD for the treatment of Parkinson's disease.

Diamyd Medical has offices in Sweden and in the US. The share is quoted on the OMX Stockholm Nordic Exchange (ticker: DIAM B) and on OTCQX in the US (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available on the company's web site: www.diamyd.com

Diamyd Medical AB (publ.)

Linnégatan 89 B, SE-115 23 Stockholm, Sverige. Tel: +46 8 661 00 26, Fax: +46 8 661 63 68

E-post: info@diamyd.com. VATno: SE556530-142001.

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)



Press Release July 1st, 2008

Successful quarter for Diamyd

Elisabeth Lindner, President and CEO of Diamyd Medical, communicates in the CEO overview in the quarterly report published today, that the last quarter has been both successful and of vital importance to the development of the company.

Phase III studies have been approved and initiated in Sweden and the US, and approvals are expected from a number of European countries in August and September. Inclusion of patients is ongoing in Sweden and ethics approvals for participating US sites have started to come in.

A successful direct placement was accomplished and warrants have been listed for trading.

To date, all pursued and planned clinical trials with Diamyd® concern patients diagnosed with type 1 diabetes or LADA. The Chairman of **TrialNet,** Professor **Jay Skyler,** communicated during the ADA conference in San Fransisco on 9th of June, that in addition to the planned intervention study with 126 patients, a prevention study with Diamyd® in healthy individuals at risk to develop type 1 diabetes is planned.

- Diamyd Medical has experienced a fantastic quarter, says President and CEO **Elisabeth Lindner.** We have, as a fairly small research company, in a very short period of time, succeeded to move our Phase III studies into a phase where we are actively including patients. Furthermore, there is interest from TrialNet to study whether Diamyd® can *prevent* type 1 diabetes. Should Diamyd® not only improve the situation for children, that already have diabetes, but also prevent the disease, this would be a dramatic break-through. Finally, our financial position is strengthened after a fully subscribed direct issue of new shares. It is with great pleasure that I am publishing this quarterly report, concludes President and CEO Elisabeth Lindner.

For more information, please contact:
Elisabeth Lindner, President and CEO Diamyd Medical AB (publ.), elisabeth.lindner@diamyd.com
Phone: +46-8-661 0026

For pictures and press material, please contact:
Sonja Catani, Chief Communications Officer Diamyd Medical AB, sonja.catani@diamyd.com
Phone: +46-8-661 00 26

This information is disclosed in accordance with the Securities Markets Act, the Financial Instruments Trading Act or demands made in the exchange rules.

Diamyd Medical is a Swedish biopharmaceutical company focusing on development of pharmaceuticals for treatment of autoimmune diabetes and its complications. The company's most advanced project is the GAD-based drug Diamyd® for type 1 diabetes and for which Phase III trials have been initiated in both the US and Europe. Furthermore the company has initiated clinical studies within chronic pain, using its Nerve Targeting Drug Delivery System (NTDDS). The company has also out-licensed the use of GAD for the treatment of Parkinson's disease.

Diamyd Medical has offices in Sweden and in the US. The share is quoted on the OMX Stockholm Nordic Exchange (ticker: DIAM B) and on OTCQX in the US (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available on the company's web site: www.diamyd.com

Diamyd Medical AB (publ.)

Linnégatan 89 B, SE-115 23 Stockholm, Sverige. Tel: +46 8 661 00 26, Fax: +46 8 661 63 68

E-post: info@diamyd.com. VATno: SE556530-142001.

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD MEDICAL

Quarterly report Stockholm July 1, 2008

3rd Quarterly Report for Diamyd Medical AB (publ), Fiscal Year 2007/2008
www.omxgroup.com ticker: *DIAM B; www.otcqx.com* ticker: DMYDY)

July 1 - May 31, 2008

- Financial position strengthened as fully subscribed direct placement brings in MSEK 72.3 before issue expenses combined with warrants for an additional MSEK 99.1, if fully exercised.
- Phase III studies with type 1 diabetes patients approved and initiated in Europe and the US.
- Warrants are listed for trading at First North, after the reporting period.
- Great interest in Diamyd at the American Diabetes Association (ADA) Conference in San Francisco (after reporting period).
- Third quarter net sales amounted to kSEK 128 compared to kSEK 241 for the same period last year.
- Third quarter net loss was MSEK -10.0 compared to MSEK -13.7 for the same period last year.
- Liquid assets amounted to MSEK 96.1 as of May 31, 2008, compared to MSEK 21.8 as of May 31, 2007.
- Result per share after dilution was SEK -1.0 compared to SEK -1.4 for the same period last year.

CEO OVERVIEW

In the month of March, the US Food and Drug Administration (FDA) and the Swedish Medical Products Agency (MPA) approved our Phase III studies with Diamyd® for treating type 1 diabetes. We see this as proof that the manufacturing process and previous clinical studies with Diamyd® are solid and that the governing agencies believe our Phase III studies has the potential to succeed.

At this time, patient enrollment for the Phase III Diamyd® study in Sweden is ongoing. We are also expecting approval in additional European countries in August and September. First US institutional ethics committee approvals have been received.

I cannot help but emphasize how extremely fast this big project has moved forward. Our goal is for the last patient to be included before mid-2009 so we can report the results in the fall of 2010. We are working with many clinics in parallel to minimize the recruitment period.

Since we are now in Phase III, we also re-evaluated our business model during the spring. It is no longer apparent that we should accomplish a global partnership agreement with a big pharma company for Diamyd® for type 1 diabetes, since we have already assumed the majority of development costs. Our current strategy, as previously communicated, is rather to retain certain markets that are important to us and out-license other markets. Type 1 diabetes is a niche indication with medical specialists as customers who can be reached with a highly limited marketing organization. We are gradually building a pharma company in the area of diabetes.

In June, we were represented at the ADA Conference in San Francisco, the world's largest diabetes conference. There was significant interest in Diamyd® and an additional 20 or so clinics requested information to participate in our US study. Diamyd® was named in numerous scientific presentations in the conference. As an example, the Chair of TrialNet, a diabetes organization sponsored by the US National Institutes of Health, confirmed during a presentation that in addition to the type 1 diabetes therapeutic clinical trial we have announced earlier ; they also intend to initiate a study which purpose will be to prevent type 1 diabetes using Diamyd®. Such a study would be of great value to Diamyd Medical and would bring Diamyd Medical yet another large step closer to our ultimate goal of curing type 1 diabetes.

On April 18, our direct placement was fully subscribed, and we can note that 50% of the investors, who heard our presentation, chose to invest in Diamyd Medical.

We have made great progress this spring. We are incredibly proud and very happy about the continued confidence of our shareholders and we would also like to take this opportunity to welcome our new shareholders to Diamyd Medical.

Elisabeth Lindner, President and CEO Diamyd Medical

OTHER SIGNIFICANT EVENTS DURING THE PERIOD

Extra Shareholders' Meeting – At the extra shareholders' meeting of March 10, 2008, in Stockholm, the following was decided: The board was authorized to, on one or more occasions before the next Annual General Meeting and with or without divergence from shareholders' preferential rights, declare a new share issue of up to 91,000 B shares and warrants for the right to subscribe for up to 991,000 B shares.

A direct placement of 991,000 B shares at a price of SEK 73 per share to a limited circle of investors was executed. The issue brought in MSEK 72.3 before issue expenses. Each share issued and paid for gave the buyer a warrant, which entitles the holder to subscribe to one share at a price of SEK 100 in April 2009. If the issued warrants are fully subscribed, Diamyd Medical will procure an additional SEK 99.1 million.

Phase III studies are initiated with Diamyd® in Europe and the US after approval from the Swedish MPA and US FDA.

The first Investigator's meeting with diabetes teams from more than 20 Swedish pediatric clinics was held in Linköping, Sweden, on April 4, 2008, under the leadership of Professor Johnny Ludvigsson, the Principal Investigator for the European Phase III study. Initiation of the Phase III study in the US continues as planned with Professor Jerry Palmer as Lead Investigator.

OTHER SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

The warrants accompanying each newly issued share from the direct placement were listed for trading on the marketplace First North as of June 10, 2008.

Mangold Fondkommission AB has taken over the role of liquidity provider for Diamyd Medical's B share and the warrant as of June 10, 2008.

BUSINESS OVERVIEW

Diamyd Medical is a biopharmaceutical diabetes company that currently develops therapies from two independent technical platforms in the areas of diabetes and diabetes-related complications. One of the platforms originates from the GAD65 molecule and is the basis for Diamyd®, a therapeutic vaccine. The other platform originates from a gene therapy system for administering proteins to nerve cells (NTDDS) to treat diabetes-related complications.

DIAMYD PRODUCTS	
DIABETES	DIABETES RELATED COMPLICATIONS
DIAMYD® TYPE 1	NTDDS - NP2
DIAMYD® LADA	NTDDS - DG2

Business model

Diamyd Medical's business model leverages a focused in-house team with highly qualified and expert outsourcing to contract laboratories. This model efficiently manages costs through resource flexibility while ensuring delivery of quality results as the Company's projects move forward.


DIAMYD MEDICAL AB (PUBL.)
BOARD
CEO AND PRESIDENT
ELISABETH LINDNER M.Sc., MBA
ECONOMY & FINANCE
INFORMATION & MARKETING
SCIENTIFIC ADVISORY BOARD
LEGAL
PRE-CLINICAL
CLINICAL
PRODUCTION
BUSINESS DEVELOPMENT

Diamyd® Clinical Trials: Type 1 Diabetes

Two parallel studies with the therapeutic vaccine Diamyd® have been initiated in the US and Europe. Both studies are randomized, double blind, and placebo controlled. Just over 300 recent onset young type 1 diabetes patients will be included in each study. Each study will include three treatment arms and a third of the patients will be treated with two injections of Diamyd® 20µg (days 1 and 30), one-third will be treated with four injections of Diamyd® 20µg (days 1, 30, 90, and 270), and one-third will receive placebo. The results from each study will be analyzed 15 months after all patients received their first injection. If the studies have a positive result, they can be used for market registration.

The Company has announced positive results from a completed 30-month randomized, double-blind, placebo-controlled Phase II trial in 70 children and adolescents with type 1 diabetes. Significant long-term efficacy was demonstrated in preserving beta cell function, i.e. endogenous insulin producing capacity. The treatment was well received by patients, their doctors and family members. In addition, the results strongly support the safety of the drug. No serious adverse events related to Diamyd® treatment have been reported in the study.

Diamyd® Clinical Trials: Autoimmune Type 1.5 Diabetes (LADA)

Five year follow up results from a Phase IIa trial in 47 LADA patients are expected in September 2008. Previously it was reported that the most efficacious dose (20µg) significantly improved both meal-stimulated C-peptide levels and HbA1c at two years after treatment with Diamyd®.

No serious adverse events related to Diamyd® treatment have been reported in any study.
Diamyd® LADA will be differentiated as a separate product.

NTDDS

Nerve Targeting Drug Delivery System (NTDDS) is a specific delivery system for proteins, in particular, for targeting nerve cells. NTDDS has several advantages over other gene delivery strategies being nerve specific and does not cause systemic effects. NTDDS does not integrate into the chromosome and therefore reduces the risk of side effects. The NTDDS lead projects are drugs for treatment of pain using Enkephalin (NP2) and GAD (DG2).

NP2 has been approved by the FDA for initiation of a Phase I clinical trial, which will be conducted in the US. The trial is designed as a dose-escalation study and is intended to test the safety of NP2 in patients with chronic pain.

GAD and other neurological diseases

Apart from being a major autoantigen in autoimmune diabetes, GAD is also an enzyme that converts the excitatory neurotransmitter glutamate into the inhibitory neurotransmitter GABA. Several neurological and movement related disorders may be connected with disturbances in the glutamate-GABA balance, and GAD may come to play an important role for treatment of such diseases.

Diamyd Medical has sublicensed rights to the GAD65 gene to Neurologix, Inc. for the development of a GAD-based therapy to treat Parkinson's disease. Neurologix, Inc. has recently received clearance from FDA to start Phase II studies in Parkinson's disease.

RISK FACTORS

There are no guarantees that Diamyd Medical's research or clinical studies will result in required approvals from regulatory agencies, development of drugs, or commercial success.

There are no guarantees that the company will develop products that can be patented, nor that granted or licensed patents can be retained, renewed, or provide sufficient protection for current or future discoveries.

The company cannot guarantee that there will not be a need in the future to approach the capital market for financing to ensure business development and research and development projects.

Biopharmaceutical companies such as Diamyd Medical are generally associated with high risk.

FINANCIAL PERFORMANCE

Net sales – Third quarter sales amounted to kSEK 128 (241).

Costs – Group costs were MSEK 10.7 (15.1) in the third quarter.

Result – The net loss for the Group for the third quarter amounted to MSEK -10.0 (13.7). The net loss for the nine-month period amounted to MSEK -43.6 (-37.4).

Financial position and liquidity – The Group's liquid assets amounted to MSEK 96.1 (21.8) as of May 31, 2008.

Change in equity – As of May 31, 2008, the Company's equity amounted to MSEK 138.3 (119.4), resulting in a solvency ratio of 95.6% (92.8).

Personnel – The Group had 12 (14) employees as of May 31, 2008, of which 6 (11) were men and 6 (3) were women.

Parent company – The Parent Company's net sales amounted to SEK 0 (0) since all sales occur in subsidiaries. The quarter's investments were none, during the nine-month period an investment of MSEK 6.37 was made in Protein Sciences through a convertible loan. The net loss of the Parent Company during the three-month period amounted to MSEK 1.3 (0.9). Net sales for the nine-month period was MSEK 1.0 (0.4). The difference between the current and previous year is due to a changed invoicing period for the NTDDS project.

Shares – The total number of shares in the Company as of May 31, 2008, was 10,901,570.

Employee option programs – Two employee option programs were adopted in 2007. There are 140,000 outstanding warrants in these two programs.

Group's Consolidated income statement

kSEK	Note	3 months Mar-May 2007/2008	3 months Mar-May 2006/2007	9 months Sep-May 2007/2008	9 months Sep-May 2006/2007	12 months Sep-Aug 2006/2007
OPERATING INCOME						
Net sales		128	241	959	416	531
Other operating income		191	10	386	391	540
Total operating income	1	319	251	1 345	807	1 071
OPERATING EXPENSES						
Raw materials and consumables		-9	-6	-23	-13	-18
External research and development costs		-4 266	-5 485	-28 319	-18 453	-29 049
Patent and license expenses		-444	-617	-971	-1 339	-1 908
Personnel		-3 790	-4 012	-10 721	-9 860	-13 554
Other external expenses		-2 007	-4 855	-5 483	-9 930	-10 941
Other operating expenses		-76	-	-510	-	-
Depreciation, patents	3	-70	-71	-211	-333	-403
Depreciation, equipment		-34	-37	-85	-103	-146
Total operating expenses		-10 696	-15 083	-46 323	-40 031	-56 019
OPERATING LOSS		-10 377	-14 832	-44 978	-39 224	-54 948
FINANCIAL ITEMS						
Dividend from holdings		-	-	-	-	350
Depreciation, participation in associated companies		-	-	296	-	-
Other interest income and similar items		495	803	1 472	2 066	2 574
Other interest expense and similar items		-72	327	-408	-201	-1 447
Total financial income and expenses		424	1 130	1 361	1 865	1 477
Loss before taxes		-9 953	-13 702	-43 617	-37 359	-53 471
Income taxes		-36	-	-113	-	266
NET LOSS FOR THE PERIOD		-9 989	-13 702	-43 730	-37 359	-53 205
Earnings per share before and after dilution, SEK		-1,0	-1,4	-4,3	-4,0	-5,5
Number of shares		10 901 570	9 772 478	10 901 570	9 772 478	9 772 478
Average number of shares		10 179 518	9 700 478	10 179 518	9 621 918	9 659 558
Number of shares after dilution		10 179 518	9 865 497	10 179 518	9 716 353	9 831 104

Group's Condensed consolidated balance sheet

KSEK		May 31 2008	May 31 2007	Aug 31 2007
ASSETS				
Non-current assets				
Intangible assets	3	16 674	16 535	16 885
Tangible assets		366	385	414
Financial assets		21 418	21 418	21 418
Total non-current assets		**38 457**	**38 338**	**38 716**
Current assets				
Inventory		3	10	11
Trade receivables		137	93	86
Other receivables		1 359	4 427	3 107
Prepaid tax		741	80	789
Prepaid expenses and accrued income		1 859	4 084	2 709
Other investments		6 030	-	-
Short-term investments		-	59 818	-
Liquid assets		96 099	21 808	68 803
Total current assets		**106 228**	**90 320**	**75 505**
TOTAL ASSETS		**144 685**	**128 658**	**114 221**
SHAREHOLDERS EQUITY AND LIABILITIES				
Shareholders Equity				
Issued capital		10 902	9 772	9 772
Other capital contributions		424 115	254 327	349 995
Other reserves		291	600	311
Accumulated losses		-296 982	-145 267	-254 944
Total shareholders equity		**138 326**	**119 432**	**105 134**
Current liabilities				
Trade payables		1 914	2 636	4 016
Other payables		350	1 108	220
Prepaid income and accrued expenses		4 094	5 482	4 851
Total current liabilities		**6 359**	**9 226**	**9 087**
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	**2**	**144 685**	**128 658**	**114 221**

Group's change in shareholders equity

(kSEK)	Share capital	Other capital contributions	Other reserves	Accumulated losses	TOTAL
Opening balance, September 1, 2006	**8 735**	**288 938**	**160**	**-202 231**	**95 602**
Revaluation of short-term investments			77		77
Translation gain			74		74
Total revenues and costs posted directly to shareholders equity			**151**		**151**
Net loss for the period				-53 205	-53 205
Total revenues and costs			**151**	**-53 205**	**-53 054**
New share issue	912	48 332			49 244
Option premiums	55	2 695			2 750
New share issue	70	10 030			10 100
Employee options				492	492
Closing balance, August 31, 2007	**9 772**	**349 995**	**311**	**-254 944**	**105 134**
Opening balance, September 1, 2007	**9 772**	**349 995**	**311**	**-254 944**	**105134**
Translation gain			-20		-20
Total revenues and costs posted directly to shareholders equity			**-20**		**-20**
Loss for the period				-43 730	-43730
Total revenues and costs			**-20**	**-43 730**	**-43 750**
New share issue	1130	67353			68 483
Option premiums		6 767			6 767
Employee options				1 692	1 692
Closing balance, May 31, 2008	**10 902**	**424 115**	**291**	**-296 982**	**138 326**

Parent company´s Income statement

kSEK	Note	3 months Mar-May 2007/2008	3 months Mar-May 2006/2007	9 months Sep-May 2007/2008	9 months Sep-May 2006/2007	12 months Sep-Aug 2006/2007
Operating expenses						
Other external expenses		-1 420	-1 535	-8513	-3 415	-17 019
Other operating expenses		-259	-	-540	-	-
Total operating expenses		**-1 680**	**-1 535**	**-9054**	**-3 415**	**-17 019**
OPERATING LOSS		**-1 680**	**-1 535**	**-9054**	**-3 415**	**-17 019**
Financial income and expenses		-	-	-	-	-
Results from group participation		-	-	-	-	-32 005
Depreciation, participation in associated companies		-	-	172	-	-
Dividend from holdings		-	-	-	-	350
Interest income and similar items		417	854	1247	2 081	2 459
Interest expense and similar items		-20	-190	-415	-1 602	-1 426
Total financial income and expenses		**397**	**665**	**1004**	**480**	**-30 622**
Loss before tax		**-1 283**	**-870**	**-8050**	**-2 935**	**-47 641**
Income taxes		-	-	-	-	-
NET LOSS FOR THE PERIOD	**3**	**-1 283**	**-870**	**-8050**	**-2 935**	**-47 641**

Parent company´s balance sheet

KSEK		May 31 2008	May 31 2007	Aug 31 2007
ASSETS				
Non-current assets				
Intangible assets				
Licenses and similar assets	3	16 627	16 627	16 627
Financial assets				
Shares in group companies		3 385	1 308	1 701
Receivables at group companies		47 809	32 880	6 784
Other long-term bond holdings		21 417	21 418	21 418
Total non-current assets		**89 238**	**72 232**	**46 530**
Current assets				
Other receivables		1 178	347	398
Prepaid expenses and accrued income		966	2 385	1 424
Other investments		-	-	-
Total trade and other receivables		**2 144**	**2 731**	**1 822**
Short-term investments		6030	59 810	-
Liquid assets		78 291	16 733	59 631
Total current assets		**86 465**	**79 274**	**61 453**
TOTAL ASSETS		**175 703**	**151 506**	**107 983**
SHAREHOLDERS EQUITY AND LIABILITIES				
Shareholders equity				
Restricted equity				
Issued capital		10 902	9 772	9 772
Statutory reserve		215 793	141 673	141 673
Non-restricted equity				
Share premium reserve, non-restricted		78 184	78 184	78 184
Profit or loss brout forward		-121 556	-76 078	-75 607
Net loss		-8 050	-2 934	-47 641
Total shareholders equity	3	**175 273**	**150 617**	**106 381**
Long term liability to subsidiary		-	181	181
Current liabilities				
Trade payables		429	73	630
Other payables		-	72	72
Prepaid income and accrued expenses		-	564	719
Total current liabilities		**429**	**708**	**1 421**
TOTAL shareholders EQUITY AND LIABILITIES	3	**175 702**	**151 506**	**107 983**

Condensed cash flow statement

kSEK	3 months Mar-May 2007/2008	3 months Mar-May 2006/2007	9 months Sep-May 2007/2008	9 months Sep-May 2006/2007	12 months Sep-Aug 2006/2007
Cash flow from operations before changes in working capital					
Operating loss	-10 377	-14 832	-44 978	-39 224	-54 948
Interest received	495	803	1 472	2 066	3 051
Interest paid	-72	327	-408	-201	-26
Dividend received	-	-	-	-	350
Non-cash flow items					
Depreciation	104	108	296	436	549
Other non-cash flow items	-490	-	1 003	-	568
Income tax paid	117	324	-65	246	-205
Net cash flow from operating activities before changes in working capital	**-10 223**	**-13 267**	**-42 680**	**-36 677**	**-50 661**
Increase (-) decrease (+) inventory	8	-	9	2	-1
Increase (-) decrease (+) receivables	-682	-1 502	-3 448	-2 983	-278
Increase (+) decrease (-) liabilities	-1 618	713	-2 770	-141	-615
Net cash flow from operating activities	**-12 515**	**-14 059**	**-48 889**	**-39 799**	**-51 555**
Cash flow from investing activities					
Purchase of intangible assets	-	-92	-	-143	-
Purchase of tangible Assets	64	-172	-4	-357	-435
Purchase of financial Assets	-	-37 160	-	-20 618	45 551
Net cash flow from investing activities	**64**	**-37424**	**-4**	**-21 118**	**45116**
Cash flow from financing activities					
Change in long-term liabilities	-	-	-	-	-
Option premiums	-	98	6878	1 323	-
New share issue	68 372	-	68 372	60 869	62 094
Change in short term	-	7 468	-	7 468	-
Net cash flow from financing activities	**68 372**	**7 566**	**75 250**	**69 660**	**62 094**
Total cash flow for the period	**55 921**	**-43 917**	**26 357**	**8 744**	**55 655**
Cash and cash equivalents at the beginning of period	39 253	65 738	68 803	13 190	13 190
Net foreign exchange difference	925	-13	938	-127	-42
Cash and cash equivalents at end of period	**96 099**	**21 808**	**96 098**	**21 808**	**68 803**

Accounting policies

The consolidated financial statements have been prepared in compliance with the International Financial Reporting Standards established by the International Accounting Standards Board and the interpretations published by the International Financial Reporting Interpretations Committee as endorsed by the European Commission for application in the EU. This interim report was prepared as per IAS 34, Interim Financial Reporting, which is consistent with the requirements stated in the Swedish Financial Accounting Standards Council's recommendation RR 31, Interim Reporting for Groups. The Group applies the same accounting policies and calculation methods as in the 2006/2007 annual report. The interim report should be read alongside the 2006/2007 annual report. Accounting in the parent company is prepared as per RR 32.

Note 1- Segment results

3 months

Segment results for the period Mar 1, 2008 – May 30, 2008

	GAD	NTDDS	Group
Total segment income	128	-	128
Other income	-	191	191
Total income	128	191	319
Segment result	-8 094	-2 283	-10 377
Financial income			495
Financial expenses			-72
Total financial income and expenses			424
Dividends from holdings			-
Loss before tax			-9 953
Income tax			-36
Loss for the year			-9 989

3 months

Segment results for the period Mar 1, 2007 – May 30, 2007

	GAD	NTDDS	Group
Total segment income	241		241
Other income	-	10	10
Total income	241	10	251
Segment result	-11 569	-3 263	-14 832
Financial income			803
Financial expenses			327
Total financial income and expenses			1 130
Dividends from holdings			-
Loss before tax			-13 702
Income tax			-
Loss for the year			-13 702

9 months

Segment results for the period Sep 1, 2007 – May 30, 2008

	GAD	NTDDS	Group
Other income	959	-	959
Total income	-	386	386
Segment result	959	386	1 345
Financial income	-35 083	-9 895	-44 978
Financial expenses			1 769
Total financial income and expenses			-408
Dividends from holdings			1 361
Loss before tax			-
Income tax			-43 617
Loss for the year			-113
Årets resultat			-43 730

9 months

Segment results for the period Sep 1, 2006 – May 30, 2007

	GAD	NTDDS	Group
Other income	416	-	416
Total income	-	391	391
Segment result	416	391	807
Financial income	-30 595	-8 629	-39 224
Financial expenses			2 066
Total financial income and expenses			-201
Dividends from holdings			1 865
Loss before tax			-
Income tax			-37 359
Loss for the year			-
Årets resultat			-37 359

12 months

Segment results for the period Sep 1, 2006 – Aug 31, 2007

	GAD	NTDDS	Group
Other income	531	-	531
Total income	117	423	540
Segment result	648	423	1 071
Financial income	-42 859	-12 089	-54 948
Financial expenses			2 574
Total financial income and expenses			-1 447
Dividends from holdings			1 127
Loss before tax			350
Income tax			-53 471
Loss for the year			266
Årets resultat			-53 205

Note 2 – Equity and liabilities

All company debts are non-interest-bearing.

Note 3 – Accounting adjustment

In 2006, the company acquired a license for the NTDDS research and development project. Last year the company amortized the license. Since an acquired research and development project in accordance with IAS 38 should not be amortized, we have corrected the financial statement for 2005/2006. The effects of this adjustment are summarized below. There is no effect in the year end numbers for FY 2006/2007. The effect on this year has been 415 kSEK each quarter the first to the third quarter 2006/2007and will be adjusted for the comparative figures for.

Key ratios

	3 months Mar-May 2007/2008	3 months Mar-May 2006/2007	9 months Sep-May 2007/2008	9 months Sep-May 2006/2007	12 months Sep-Aug 2006/2007
Return on equity, %	-9,2	-11,3	-35,9	-36,3	-53
Return on capital employed, %	-10,5	-11,5	-35,5	-36,1	-51,8
Return on assets, %	-9,8	-10,7	-33,4	-33,2	-47,4
Shareholders equity per share, SEK	12,7	13,0	12,7	13,0	10,8
Sherholders equity per share after dilution, SEK	14,3	13,0	13,6	13,2	10,8
Cashflow per share, SEK	5,6	-4,5	2,6	0,9	-1,0
Solidity, %	95,6	92,8	95,6	92,8	92,0
Number of shares	10 901 570	9 772 478	10 901 570	9 772 478	9 772 478
Average number of shares	10 179 518	9 700 478	10 179 518	9 621 918	9 659 558
Number of shares after dilution	10 179 518	9 865 497	10 179 518	9 716 353	9 831 104

This report has not been reviewed by Diamyd Medical's auditors.

Financial Calendar

Quarterly and year-end report (September-August)	October 24, 2008
Annual general meeting, Stockholm	December 11, 2008

About Diamyd Medical

Diamyd Medical is a Swedish biopharmaceutical company focusing on development of pharmaceuticals for treatment of autoimmune diabetes and its complications. The company's most advanced project is the GAD-based drug Diamyd® for type 1 diabetes and for which Phase III trials have been initiated in both the US and Europe. Furthermore the company has initiated clinical studies within chronic pain, using its Nerve Targeting Drug Delivery System (NTDDS). The company has also out-licensed the use of GAD for the treatment of Parkinson's disease. Diamyd Medical has offices in Sweden and in the US. The share is quoted on the OMX Stockholm Nordic Exchange (ticker: DIAM B) and on OTCQX in the US (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available on the company's web site: www.diamyd.com.

This information is disclosed in accordance with the Securities Markets Act, the Financial Instruments Trading Act or demands made in the exchange rules.

For additional information, please contact:

Stockholm - Elisabeth Lindner, President and CEO +46 8 661 0026 elisabeth.lindner@diamyd.com
Pittsburgh - Michael Christini, President +1 412 770 1310 michael.christini@diamyd.com

For press material and pictures:

Sonja Catani, Chief Communications Officer +46 8 661 0026 sonja.catani@diamyd.com

Disclaimer: This document contains certain "statements" relating to present understandings, future events and future performance, including statements relating to the progress, timing and completion of our research, development and clinical trials; our ability to market, commercialize and achieve market acceptance for product candidates; and our current and future strategic partner relationships. These statements can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Diamyd Medical undertakes no obligation to publicly update such statements, whether because of new information, future events or otherwise, nor does Diamyd Medical give any guarantees that the statements, given or implied, are correct. This document is a translation from the Swedish original. No guarantees are made that the translation is free from errors.

END